SKK Holdings Limited

27 First Lok Yang

Singapore 629735

November 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Babette Cooper

Re:	SKK Holdings Limited
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted November 17, 2023
CIK No. 0001991261

Ladies and Gentlemen:

By letter dated November 27, 2023, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided SKK Holdings Limited (the “Company”) with comments on the Company’s Amendment No. 2 to Draft Registration Statement on Form F-1, described above. This letter contains the Company’s responses to the Staff’s comments. Concurrently herewith, the Company is filing Amendment No. 3 to Draft Registration Statement on Form F-1 (the “Registration Statement Amendment”).

Amendment No. 2 to Draft Registration Statement submitted November 17, 2023

Related Party Transactions, page 97

1.	We note your response to prior comment 1; however, you have not included the disclosure required by Item 7.B of Form 20-F in this section of the prospectus. Therefore, we reissue the comment. In this section, add the transactions regarding the securities issued by the company to the related parties, as noted elsewhere in your filing. For each related party transaction, disclose the name of the related person and the basis on which the person is a related person, the amount involved and the material terms of the transaction. For example, disclose how your affiliates, including your officers, directors and major shareholders, are related to SKK Works Pte Ltd., quantify the amounts involved with the SKK Works Pte Ltd transactions, and describe the material terms of these transactions.

RESPONSE: We note the Staff’s comment and have revised the disclosure on pages 97 of the Registration Statement Amendment.

Note 3 - Disaggregation of Revenue, page F-40

2.	We note your response to prior comment 3 and your disclosure stating the revenue from maintenance works and services and others is recognized at a point in time. We further note on page 69 that these services include but are not limited to general maintenance services and rental of machinery and equipment; and we note from your disclosure on page F-35 that you recognize catering revenue at a point in time. Please address the following: • Clarify the services you provide that are recognized at a point in time; • Tell us the duration of the services; • Tell us how you considered the guidance of ASC 606-10-25-27 through 29 in concluding that revenues should be recognized at a point in time; and • Revise your disclosure throughout the filing to provide more robust disclosure on the nature of the services.

RESPONSE: We note the Staff’s comment and have revised the disclosure on pages F-40 of the Registration Statement Amendment.

Sincerely,

SKK Holdings Limited

/s/ Koon Kiat Sze
Koon Kiat Sze
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood